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                              CHILDREN'S TERM RIDER

                      An Additional Benefit of this Policy
                                    Issued By

                                 Columbus Life
                               Insurance Company
                                   [GRAPHIC]
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Children's Term
Rider Benefit

The effective date of this rider, the Children's Term Benefit Amount for each Insured Child and the monthly cost of this rider are as shown on the Policy Schedule of the policy.

We will pay the Children's Term Benefit Amount upon receipt at our Home Office of due proof of death of any Insured Child subject to the terms and conditions of the policy and this rider. The death must occur after such child is 15 days old and before the earliest date (the "Expiration Date") of:

     (1) the day before the policy anniversary on which the Insured under the policy is or would have been age 65;

     (2)  the Insured Child's 23rd birthday; and

     (3) any term conversion pertaining to such Insured Child under Conversion Privilege, below.

Owner and
Beneficiary

Unless otherwise provided by written notice to us:

     (1) The Insured shall be the owner of this rider and the beneficiary of any insurance payable during the Insured's lifetime;

     (2) Upon the Insured's death, the Insured's spouse, if living, shall be the owner and beneficiary of this rider; and

     (3) Otherwise, or after the death of the Insured's spouse, the surviving Insured Children, jointly, shall be the owners and beneficiaries of this rider.

Insured Child

"Insured Child" means any child, stepchild, or legally adopted child of the Insured at least 15 days old who was named in the application for this rider and was less than 18 years of age on the date of such application.

Insured Child also means any child at least 15 days old, who after the date of the application for this rider, was born of any legal marriage of the Insured or was legally adopted by the Insured when less than 18 years old.

Fully Paid-Up
Term Insurance
After Insured's
Death

Upon the Insured's death, except as the result of suicide while sane or insane occurring within two years from the effective date of this rider, the insurance on the Insured Children, including any such child born after the date of the Insured's death, will become fully paid-up nonparticipating term insurance, and will continue in effect for each such Insured Child until the Expiration Date specified in this rider for such Insured Child.


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Such paid-up term insurance may be surrendered for cash by the owner at any time. The cash value is the net single premium for such insurance on the lives of all persons covered, computed at their then attained age. Within 31 days after any policy anniversary the cash value will not be less than on such anniversary. We will furnish such values on request.

Conversion Privilege

The term insurance on any Insured Child may be converted at the attained age, without evidence of insurability, subject to the following conditions:

     (1) The term conversion privilege may be exercised after the Insured Child is age 18 and prior to the Expiration Date of the insurance on such Insured Child. If the Expiration Date occurs on the day before the policy anniversary on which the Insured is or would have been age 65, the conversion privilege may be exercised at that time for any Insured Child under age 18.

     (2) The new policy may be on any whole life plan on the life of the Insured Child which is regularly issued by us on the conversion date.

     (3) The amount of the new policy may not be less than the minimum required by us for the plan selected nor greater than 5 times the amount of the insurance in effect on such Insured Child on the conversion date. At least one plan will always be available to which conversion will be permitted.

     (4) The premium for the new policy shall be at the rate used by us for standard risks on the policy date of the new policy.

     (5) Additional benefit riders shall be included in the policy only upon evidence of insurability satisfactory to us.

     (6) The Incontestable and Suicide provision periods specified in the new policy will run from the effective date of this rider except for benefits obtained under provision (5), above.

     (7) Conversion will be made during the lifetime of the Insured Child upon receipt by us at our Home Office of the owner's written application accompanied by the policy and the payment required to effect such conversion. The Insured Child's term insurance under this rider will expire then.

Cost of Rider

The monthly cost of insurance for this rider is shown on the Policy Schedule and will be deducted as part of each Monthly Deduction. See the Monthly Deduction and Monthly Expense Charge section of the policy.

Income Plans

All income plans of the policy are applicable to the Children's Term Benefit Amount under this rider.

Suicide

If the Insured shall commit suicide while sane or insane within 2 years from the effective date of this rider, the term insurance provided under this rider on any Insured Child may be converted within 60 days after the date of such death in accordance with and subject to the provisions set forth in this rider under Conversion Privilege.


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Limits on Our
Contesting
This Rider

This rider shall be incontestable as to the insurance provided on the life of any person covered under this rider after this rider has been in effect for 2 years from its effective date.

Termination

This rider will terminate upon the first to occur of the following events:

     (1) By written request of the owner of this rider on any monthly anniversary date of this rider;

     (2)  Upon termination of the policy while the Insured is still alive; or

     (3) On the day before the policy anniversary on which the Insured is or would have been age 65.

Policy Terms

This rider is attached to and made a part of the policy. The terms and definitions of the basic policy apply to this rider except to the extent they are in conflict with its terms.


       /s/ Donald J. Wuebbling                   /s/ Lawrence L. Grypp
              Secretary                                 President




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